Exhibit 99.2

Deloitte LLP
La Tour Deloitte
1190 Avenue des Canadiens-de-
Montréal
Suite 500
Montreal QC H3C 0M7
Canada

Tel: 514-393-7115
Fax: 514-390-4111 www.deloitte.ca

September 15, 2015

To:	Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change in auditor notice of Amaya Inc. dated September 15, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements contained in the Notice.

Yours very truly,

/s/ Deloitte LLP1

[1]	CPA auditor, CA, public accountancy permit No. A118581

cc: Amaya Inc.